Transmittal Letter
SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING boston BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG houston LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

Founded 1866

December 2, 2014

VIA EDGAR

Mr. John Ganley Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Post-Effective Amendment No. 412 to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”) relating to BlackRock Macro Themes Fund

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 412 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Macro Themes Fund (formerly BlackRock Global Macro Themes Fund) (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on December 2, 2014.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 24, 2014 regarding the Trust’s Post-Effective Amendment No. 383 to its Registration Statement filed with the Commission on August 8, 2014 for the purpose of registering a new series of the Trust (the “485(a) Filing”). The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Prospectus: Fees and Expenses of the Fund

Comment 1: Please provide a completed Fee Table and Expense Example to the Staff prior to making a filing pursuant to Rule 485(b) for the Fund.

Response: A completed fee table and expense example were provided supplementally to the Staff on November 21, 2014.

Comment 2: The Staff continues to object to the first footnote regarding the CDSC payable under certain circumstances upon the redemption of Investor A Shares and prefers that it be included in the Fee Table itself as a deferred sales charge.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for continuing to include footnote 1 to the Fee Table.

Comment 3: The Staff requests confirmation that the contractual fee waivers that will be listed in footnote 6 to the Fee Table will be in place for at least one year from the effective date of the Fund’s registration statement.

Response: The Fund confirms that the contractual fee waivers that will be listed in footnote 6 to the Fee Table will be in place for at least one year from the effective date of the Fund’s registration statement.

Comment 4: The Staff requests confirmation that the expense limitation agreement for the Fund’s contractual fee waivers will be filed as an exhibit to the Fund’s registration statement.

Response: The Fund confirms that the expense limitation agreement for the Fund’s contractual fee waivers will be filed as an exhibit to the Fund’s registration statement.

Prospectus: Principal Investment Strategies of the Fund

Comment 5: The Staff requests that additional disclosure about the Fund’s investment process be added to “Fund Overview—Principal Investment Strategies of the Fund.”

December 2, 2014

Response: The Fund has added the following language to this section in response to the Staff’s request:

“When determining the asset allocation, BlackRock will focus on a variety of elements, including the macroeconomic environment, asset class valuations and investor behavior.

In managing the Fund, BlackRock applies a top-down and fundamentally-driven approach to research and portfolio construction, analyzing themes and trends in order to identify investment opportunities throughout the world, including in both developed and emerging markets. Top down thematic research is combined with research undertaken in respect of specific investments in order to establish the Fund’s exposure to particular asset classes and securities or instruments. The Fund may consider the correlation of any given position with the other risks already present within the portfolio, the overall level of risk, the ability to hedge the position if necessary and the investment’s liquidity.”

Comment 6: The Staff notes that “Principal Investment Strategies of the Fund” contains a list of types of derivatives in which the Fund may invest. The Staff asks if each type of derivative listed will actually be a type of principal investment for the Fund. If not, the Staff requests that the Fund remove each type of derivative listed in this paragraph that will not be a type of principal investment for the Fund. Additionally, assuming that variance swaps will remain as a type of principal investment for the Fund, the Staff requests that the Fund provide a description of these instruments in the Prospectus.

Response: The Fund confirms that it may invest in all the types of derivatives listed in the Prospectus as principal strategies, including variance swaps. As discussed in the response to Comment 8 below, the Fund may also use structured products to gain economic exposure to market volatility. The Fund has added the following language in response to the Staff’s request for a definition of variance swaps:

“The Fund invests in variance swaps to gain economic exposure to the magnitude of movement, i.e. volatility, of an underlying product, such as an exchange rate, interest rate or stock index.”

Comment 7: The Staff asks whether the Fund intends to engage in traditional short selling.

Response: The Fund confirms that it does not currently intend to engage in short selling by borrowing securities that it does not own and subsequently repurchasing them. The Fund has removed “Short Sales” from “Details About the Fund—How the Fund Invests—Other Strategies.” The Fund reserves the right to engage in such short selling in the future and will revise the Fund’s Prospectus as necessary. As disclosed in the Prospectus, the Fund does intend to utilize derivative instruments to maintain the Fund’s short positions.

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Comment 8: The Staff notes that the Fund may invest in structured products, as stated in “Principal Investment Strategies of the Fund.” The Staff requests that the Fund provide a description of structured products in the Prospectus.

Response: The Fund has revised the above referenced disclosure as follows:

“The Fund may also invest in structured products, which are generally privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a specific asset, basket of securities, benchmark, market or interest rate. The Fund may also use structured products to gain economic exposure to market volatility.”

Comment 9: The Staff notes that the Fund may invest a significant portion of its assets in money market funds, as stated in “Principal Investment Strategies of the Fund.” The Staff asks whether this is a principal investment strategy of the Fund for the purpose of achieving its investment objective. If not, the Staff suggests that this language be removed.

Response: The Fund confirms that investment in money market funds is a principal strategy for the Fund.

Prospectus: Principal Investment Strategies of the Fund (Comments on the Cayman Islands Subsidiary)

Comment 10: The Staff asks whether the subsidiary of the Fund has subsidiaries of its own, which pay performance fees to commodity trading advisers that are dually registered as commodity trading advisers and investment advisers.

Response: The Fund confirms that the subsidiary of the Fund has no subsidiaries of its own.

Comment 11: The Staff requests confirmation in correspondence that the subsidiary’s board of directors will sign the registration statement.

Response: The Fund confirms that the subsidiary’s directors will sign the Fund’s registration statement separately in their capacities as trustees of the Trust and as directors of the subsidiary.

Although the subsidiary’s board of directors will sign the Fund’s registration statement, the Fund respectfully submits that the subsidiary should not be required to sign the Fund’s registration statement. The subsidiary is wholly-owned and controlled by the Fund and was established as a means for the investment of the Fund’s assets in commodity-related instruments. The subsidiary is treated as a separate corporation for tax purposes. Investing in commodity-

December 2, 2014

related instruments through the subsidiary is necessary to provide the Fund with exposure to investment returns of commodities within the limitations of Subchapter M of the Internal Revenue Code of 1986, as amended.

In the master-feeder context, the Commission has required the master fund to sign the registration statement of the feeder fund based on a co-issuer rationale pursuant to Rule 140 under the Securities Act. (See, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management (1992)). This rationale should not apply to the Fund or its subsidiary. In a master-feeder structure the feeder fund invests all of its assets in the master fund but may not wholly own the master fund—often the feeder is not the sole feeder into the master. Because the master fund is not required to register under the Securities Act, the Commission has viewed the master fund as the co-issuer of the feeder fund’s securities in accordance with Rule 140, and, as co-issuer, the master fund has been required to sign the feeder fund’s registration statement. In the master-feeder context, the feeder is investing in the master in lieu of investing in a portfolio of securities. In the Fund’s situation, it is investing in the subsidiary as a means of investing in a portfolio of securities which it could not do otherwise without adverse tax consequences.

Rule 140, which is commonly known as the “co-issuer” rule, addresses the situation in which a person purchases the securities of an entity and sells its own securities to the public and thus could be regarded as being engaged in a distribution of that entity’s securities. That is not the case here. The Fund has acquired the securities of the subsidiary not with a view to their distribution but rather to create an entity under its control for the purpose of making investments in commodity-related instruments which the Fund cannot do itself without adverse tax consequences.

In a series of no-action letters,1 the Commission, among other things, found that the investment in a foreign subsidiary by a registered investment company was not an indirect offering of the subsidiary’s shares in the United States in violation of Section 7(d) of the 1940 Act and further concurred that the subsidiary would not be required to register as an investment company. Pursuant to the facts set forth in the no-action letter issued to South Asia Portfolio (the “Portfolio”), the Portfolio had established a wholly-owned subsidiary for the purpose of investing in India. The Commission granted its no action position based on the Portfolio’s being the sole beneficial owner of the subsidiary, the Portfolio’s control of the decision making process of the subsidiary, and the fact that the creation of the subsidiary would not result in the potential abuses that Section 7(d) was designed to address. The offering of the Portfolio’s shares would

1 See, South Asia Portfolio (pub. avail. March 12, 1997); Templeton Vietnam Opportunities Fund, Inc (pub. avail. September 10, 1996); The Spain Fund, Inc (pub. avail. May 28, 1988); and Thai Fund, Inc. (pub. avail. Nov. 30, 1987). In those letters, the Staff took a no-action position where the parties requesting relief stated that the subsidiaries should not be viewed as investment companies for purposes of Section 12(d)(1) and that the offering by the funds did not constitute an offering by the subsidiaries in violation of Section 7(d).

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continue to have all the characteristics of an offering of a U.S. investment company and was not a direct or indirect offering by a foreign investment company. We submit that this is the situation here and that it is not appropriate to require the subsidiary, a wholly-owned subsidiary established as a means for the investment of the Fund’s assets in commodity-related instruments, to sign the Fund’s registration statement as a co-issuer of the Fund’s securities.

Comment 12: The Staff notes that the Fund and the subsidiary test for compliance with “certain investment restrictions” on a consolidated basis, as stated in “Details About the Fund—Principal Investment Strategies of the Fund.” The Staff asks if this should be revised to state that the Fund and the subsidiary test for compliance with “all investment restrictions” on a consolidated basis.

Response: The Fund has revised the above referenced disclosure in both “Details About the Fund—Principal Investment Strategies of the Fund” in the Prospectus and “Investment Objective and Policies—Organization and Management of the Wholly-Owned Subsidiary” in the Statement of Additional Information as follows:

“The Fund and the Subsidiary test for compliance with investment restrictions on a consolidated basis, and with respect to its investments in certain securities that may involve leverage, the Subsidiary also complies with asset segregation requirements to the same extent as the Fund.”

Prospectus: Principal Risks of Investing in the Fund

Comment 13: The Staff notes the length of the section entitled “Fund Overview—Principal Risks of Investing in the Fund” as well as the length of certain risk factors within this section. The Staff requests consideration of whether each disclosed risk factor is, in fact, a principal risk of investing in the Fund. The Staff also requests consideration of whether certain risk factors can be shortened.

Response: The Fund has reviewed the section entitled “Fund Overview—Principal Risks of Investing in the Fund” and believes the detail and length are appropriate.

Prospectus: Performance Information

Comment 14: The Staff requests that the Fund select a benchmark index in addition to, or other than, the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index. The Staff questions whether the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate benchmark for the Fund considering the fact that the Fund is not a risk-free investment. The Staff notes that it is permissible to continue using the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index as an additional benchmark index.

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Response: Although the Fund believes that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index is an appropriate broad-based index for use as its benchmark due to the flexible nature of the Fund’s multi-asset investment strategy and the Fund’s investment objective of seeking total return, the Fund will show its performance against both the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index and the MSCI All Country World Index in response to the Staff’s comment.

Statement of Additional Information: Investment Restrictions

Comment 15: The Staff notes that the discussion on the Fund’s concentration policy in “Investment Restrictions—Notations Regarding the Fund’s Fundamental Investment Restrictions,” contains a sentence reading “The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations.” The Staff requests that this sentence be revised to read “The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations.”

Response: The Registrant respectfully declines to make the requested change. We respectfully submit that the tax status of a security is not meant to define, and should not be the determinative factor for purposes of defining, whether a security is considered part of an industry. Rather, the determinative factor is whether the issuer of the security is, or is deemed to be, a governmental entity. As stated in Investment Company Act Release No. 9785 (May 31, 1977) (the “Release”), “the statement of policy required by Section 8(b)(1)(E) of the [1940 Act] as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry” (emphasis added). In addition, the Release, in discussing diversification, states that “‘issuer’ … shall be determined by the way in which the assets and revenues of an issuing agency or subdivision are separated from other political entities or if a governmental body is guaranteeing the security.” As such, if a governmental entity is guaranteeing the security, it should be considered the “issuer” of that security, and as the issuer of that security, it should not be deemed to be a member of any industry, regardless of whether the security is taxable or tax-exempt. There is no analytical reason as to why a governmental entity should be deemed not part of an industry with respect to tax-exempt securities it issues but be deemed part of an industry with respect to taxable securities it issues, since the issuer is the same in both instances. Also, we note that this approach is in accordance with the discussion regarding the identification of issuers of securities contained in

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the report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities of the Section of Business Law of the American Bar Association.2

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The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean

Jesse C. Kean

cc:	Benjamin Archibald John A. MacKinnon

2 See “The Report of the Task Force on Investment Company Use of Derivatives and Leverage,” Committee on Federal Regulation of Securities, ABA Section of Business Law (July 6, 2010), available at http://apps.americanbar.org/buslaw/blt/content/ibl/2010/08/0002.pdf.